SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 29, 2007
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X           Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release – Notice of meeting, proxy and voting instruction forms

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Registration number 1944/017354/06
ISIN: ZAE000043485
JSE Share code: ANG
(“AngloGold Ashanti” or “the company”)
This document is important and requires your immediate attention
If you are in any doubt about what action you should take, consult your broker, Central Securities Depositary Participant (CSDP), banker, financial adviser, accountant or other professional adviser immediately
If you have disposed of all your shares in AngloGold Ashanti, please forward this document together with the enclosed form of proxy to the purchaser of such shares or the broker, banker or other agent through whom you disposed of such shares.
Included in this document are the following:
·
The notice of meeting setting out the resolutions to be proposed, together with explanatory notes. There are also guidance notes if you wish to attend the meeting (for which purpose an AGM location map is included) or to vote by proxy.
·
Proxy form for completion, signature and submission to the share registrars by shareholders holding AngloGold Ashanti ordinary shares in certificated form or recorded in sub-registered electronic form in
“own name”.
·
CDI voting instruction form for completion, signature and submission by Australian holders of Chess Depositary Interests (CDIs).
Shareholders on the South African register who have dematerialised through STRATE their AngloGold Ashanti ordinary shares, other than those whose shareholding is recorded in their “own name” in the sub-register maintained by their CSDP and who wish to attend the meeting in person, will need to request their CSDP or broker to provide them with the necessary authority in terms of the custody agreement entered into between the dematerialised shareholder and the CSDP or broker.
AngloGold Ashanti_Notice of  meeting 2006
INVITATION
Friday, 4 May 2007, 11:00 (South African time)
The Country Club Johannesburg, Napier Road
Auckland Park, Johannesburg, South Africa
Notice of
annual
general
meeting
06

Notice of annual general meeting cont.
Notice is hereby given that the 63rd annual general meeting of shareholders of AngloGold Ashanti Limited will be held at The
Country Club Johannesburg, Napier Road, Auckland Park,
Johannesburg, South Africa, on Friday, 4 May 2007, at 11:00,
to consider and, if deemed fit, pass, with or without
modification, the following ordinary and special resolutions in the manner required by the Companies Act No. 61 of 1973,
as amended, and subject to the Listings Requirements of the
JSE Limited (JSE Listings Requirements) and other stock
exchanges on which the company’s ordinary shares are listed.
Ordinary business
1. Ordinary resolution number 1
Adoption of financial statements
“Resolved that the consolidated audited annual financial
statements of the company and its subsidiaries, incorporating the auditors’ and directors’ reports for the year ended
31 December 2006, be received and adopted.”
The reason for proposing ordinary resolution number 1 is to
receive and adopt the consolidated annual financial
statements of the company and its subsidiaries for the last
completed financial year. These are contained within the
annual report.
2. Ordinary resolution number 2
Re-election of director
“Resolved that Mr FB Arisman, who retires in terms of the
Articles of Association and who is eligible and available for re-
election, is hereby re-elected as a director of the company.”
The reason for proposing ordinary resolution number 2 is
because Mr FB Arisman, retires as a director of the company
by rotation at the annual general meeting.
Frank Arisman, MSc (Finance), has been a member of the
AngloGold Ashanti board since April 1998. He resides in New York and retired after 32 years of service, from JP Morgan Chase, where he held the position of managing director.
3. Ordinary resolution number 3
Re-election of director
“Resolved that Mr RE Bannerman, who retires in terms of the
Articles of Association and who is eligible and available for re-
election, is hereby re-elected as a director of the company.”
The reason for proposing ordinary resolution number 3 is
because Mr RE Bannerman retires as a director of the
company by rotation at the annual general meeting.
Reginald Bannerman, (MA) (Oxon), LLM (Yale) was appointed
to the board on 10 February 2006. He has been in law
practice since 1968 and is currently the principal partner at
Bruce-Lyle, Bannerman & Thompson Attorneys in Ghana.
4. Ordinary resolution number 4
Re-election of director
“Resolved that Mr WA Nairn, who retires in terms of the
Articles of Association and who is eligible and available
for re-election, is hereby re-elected as a director of the
company.”
The reason for proposing ordinary resolution number 4 is
because Mr WA Nairn retires as a director of the company
by rotation at the annual general meeting.
Bill Nairn, BSc (Mining Engineering) has been a member of
the AngloGold board since January 2000. He was
reappointed to the board in May 2001, having previously
been alternate director to Tony Trahar. He was technical
director of Anglo American plc, prior to his retirement
in 2004.
5. Ordinary resolution number 5
Re-election of director
“Resolved that Mr SR Thompson, who retires in terms of the
Articles of Association and who is eligible and available for re-election, is hereby re-elected as a director of the
company.”
The reason for proposing ordinary resolution number 5 is
because Mr SR Thompson retires as a director of the
company by rotation at the annual general meeting.
Simon Thompson, BA (Hons), (Geology), is the chief
executive of Anglo American Base Metals Division. He is
also a director of Anglo American South Africa Limited, a
member of the executive board of Anglo American plc,
chairman of the Exploration Division and a member of the
executive committee of the Industrial Minerals Division. He
was appointed to the AngloGold board in April 2004.
Page 1_AngloGold Ashanti_Notice of meeting 2006

AngloGold Ashanti_Notice of meeting 2006_Page 2
6. Ordinary resolution number 6
Election of director
“Resolved that Mr JH Mensah, who retires in terms of Article 92 of the Articles of Association and who is eligible and available for election, is hereby elected as a director of the company.”
The reason for proposing ordinary resolution number 6 is
because Mr JH Mensah, having been appointed a director
since the previous annual general meeting, holds office only until this year's annual general meeting.
Joseph Mensah, MSc (Economics), London University, was
appointed to the board in August 2006. He has extensive
experience in international and local economic management.
He is the Chairman of the National Development Planning
Commission in Ghana and a member of the Ghana Parliament
representing the Sunyani East constituency. He was until
recently the Senior Minister in the current government.
7. Ordinary resolution number 7
Election of director
“Resolved that Prof WL Nkuhlu, who retires in terms of Article
92 of the Articles of Association and who is eligible and
available for election, is hereby elected as a director of the company.”
The reason for proposing ordinary resolution number 7 is
because Prof WL Nkuhlu, having been appointed a director
since the previous annual general meeting, holds office only until this year's annual general meeting.
Wiseman Nkuhlu, BCom (University of Fort Hare), CA (SA),
is a past president of The South African Institute of
Chartered Accountants. He also holds an MBA from
the University of New York and is a respected South
African academic, professional and business leader. He was
appointed to the AngloGold Ashanti board and deputy
chairman of the Audit and Corporate Governance
Committee with effect from 4 August 2006.
8. Ordinary resolution number 8
Election of director
“Resolved that Mr SM Pityana, who retires in terms of Article
92 of the Articles of Association and who is eligible and
available for election, is hereby elected as a director of the company.”
The reason for proposing ordinary resolution number 8
is because Mr SM Pityana, having been appointed
a director since the previous annual general meeting, holds
office only until this year's annual general meeting.
Sipho Pityana, BA (Hons) (Essex), MSc (London), was
appointed to the AngloGold Ashanti board on
13 February 2007. He is the Executive Chairman of
Izingwe Holdings (Proprietary) Limited and has occupied
strategic roles in both the public and private sector,
including the positions of Director General of the national
departments of Labour and Foreign Affairs. He was formally
a senior executive of Nedbank and is currently a non-
executive director of several companies including Bytes
Technology Group (BTG), African Oxygen (Afrox), Munich Re
and Aberdare Cables.
9. Ordinary resolution number 9
Placement of shares under the control of the directors
“Resolved that subject to the provisions of the Companies
Act No. 61 of 1973, as amended, and the JSE Listings
Requirements, from time to time, the directors of the
company are hereby, as a general authority and approval,
authorised to allot and issue, in their discretion, and for such purposes as they may determine, up to 10% of the
authorised but unissued ordinary shares of 25 cents each in
the share capital of the company remaining after setting
aside so many ordinary shares of 25 cents each as may be
required to be allotted and issued by the company pursuant
to the AngloGold Limited Share Incentive Scheme, the
Long-Term Incentive Plan, the Bonus Share Plan, the
Bokamoso Employee Share Ownership Plan, the Black
Economic Empowerment transaction, the Employee Share
Ownership Plan to be implemented in countries other than
South Africa and for purposes of the conversion of the
US$1,000,000,000, 2.375% Guaranteed Convertible Bonds
issued by AngloGold Ashanti Holdings plc.”
The reason for proposing ordinary resolution number 9 is to
seek a general authority placing a portion of the unissued
ordinary shares of the company under the control of the
directors. The directors consider it advantageous to renew
this authority to enable the company to take advantage of
business opportunities which might arise in the future.

10. Ordinary resolution number 10
Issuing of shares for cash
“Resolved that, subject to Ordinary Resolution No. 9 being
passed and in terms of the JSE Listings Requirements, from
time to time, the directors are hereby authorised to allot and issue for cash without restrictions to any public shareholder, as defined by the JSE Listings Requirements, as and when
suitable opportunities arise, in their discretion, the authorised but unissued ordinary shares of 25 cents each in the share
capital of the company which were placed under the control
of the directors as a general authority in terms of Ordinary
Resolution No. 9, subject to the following conditions:
(a) this authority shall only be valid until the next annual general meeting but shall not extend beyond 15 months;
(b) a paid press announcement giving full details, including the impact on net asset value and earnings per share,
be published after any issue representing, on a
cumulative basis within one financial year, 5% or more
of the number of ordinary shares in issue prior to the
issue concerned;
(c) the issues for cash in the aggregate in any one financial year shall not exceed 10% of the number of shares of the
company’s unissued ordinary share capital;
(d) in determining the price at which an issue of shares for cash will be made in terms of this authority, the maximum
discount permitted shall be 10% of the weighted average
traded price of the ordinary shares on the JSE (adjusted
for any dividend declared but not yet paid or for any
capitalisation award made to shareholders), over the
30 business days prior to the date that the price of the
issue is determined or agreed by the directors of the
company; and
(e) this authority includes the issue of shares arising from any options or convertible securities issued for cash other than in respect of which a specific authority for such issue has
been obtained.”
The reason for proposing ordinary resolution number 10 is that the directors consider it advantageous to renew this authority to enable the company to take advantage of any business
opportunity which might arise in the future. The proposed
renewal of this authority is in compliance with the JSE Listings
Requirements relating to the issue of shares for cash.
A 75% majority of the votes cast by shareholders present or
represented by proxy at the meeting is required for the
approval of this ordinary resolution.
Special business
11. Ordinary resolution number 11
Increase in directors' remuneration
“Resolved that, subject to Article 73 of the Articles of
Association of the company, the following remuneration shall be payable to directors of the company quarterly in arrears
with effect from 1 June 2007:
(a) R135,000 per annum for each director, other than for the incumbents of the offices of chairman, deputy chairman
and a director qualifying for remuneration under (d) below.
(b) US$150,000 per annum for the office of the chairman.
(c) R360,000 per annum for the office of the deputy
chairman.
(d) Incumbents holding the office of director and who are
non-residents of South Africa will receive US$25,000 per
annum.
(e) An additional travel allowance of US$5,000 per meeting
for each director, including the chairman and deputy
chairman travelling internationally to attend board
meetings.
The remuneration payable in terms (a), (b), (c), and (d) shall be in proportion to the period during which the offices of director, chairman or deputy chairman, as the case may be, have been
held during the year.”
The reason for proposing the ordinary resolution is to ensure that directors’ remuneration, which has not been changed
since 2004, remains competitive. It is proposed that the
annual remuneration payable to directors (R110,000), the
chairman (US$130,000) and the deputy chairman (R300,000),
be increased to R135,000, US$150,000 and R360,000
Notice of annual general meeting cont.
Page 3_AngloGold Ashanti_Notice of meeting 2006

AngloGold Ashanti_Notice of meeting 2006_Page 4
respectively. A director resident outside South Africa would receive US$25,000 per annum instead of US$16,000. On the
basis of the present number of non-executive directors, the
aggregate annual remuneration would increase from
R1,180,000 and US$178,000 to R1,440,000 and
US$225,000 respectively. In addition, it is proposed that the current travel allowance of US$4,000 per meeting, payable to directors, including the chairman and deputy chairman, who
travel internationally to attend board meetings, be increased to
US$5,000 per meeting. The increase of this allowance
represents additional remuneration of some US$12,000.
Fees payable in respect of the position of president have
been excluded.
Executive directors do not receive payments of directors’ fees.
The company will disregard any votes cast by
the chairman, deputy chairman, non-executive directors
and executive directors; or
an associate of that person or group of persons stated
above.
However, the company will not disregard a vote if:
it is cast by a person as proxy for a person who is entitled to vote in accordance with the directions on the form of
proxy; or
it is cast by the person chairing the meeting as a proxy of
a person who is entitled to vote in accordance with a
direction on the form of proxy to vote as the proxy decides.
12. Special resolution number 1
Acquisition of company’s own shares
“Resolved that the acquisition in terms of Section 85 of the
Companies Act No. 61 of 1973, as amended, (the Act) and
the JSE Listings Requirements, from time to time, by the
company of ordinary shares issued by the company, and the
acquisition in terms of Section 89 of the Act and the JSE
Listings Requirements by the company and any of its
subsidiaries, from time to time, of ordinary shares issued by the company, is hereby approved as a general approval,
provided that:
any such acquisition of shares shall be implemented
through the order book operated by the JSE trading
system and done without any prior understanding or
arrangement between the company and the counter
party; and/or on the open market of any other stock
exchange on which the shares are listed or may be
listed and on which the company may, subject to the
approval of the JSE and any other stock exchange as
necessary, wish to effect such acquisition of shares;
this approval shall be valid only until the next annual
general meeting of the company, or for 15 months from
the date of this resolution, whichever period is shorter;
an announcement containing details of such
acquisitions will be published as soon as the company,
or the subsidiaries collectively, shall have acquired
ordinary shares issued by the company constituting, on
a cumulative basis, not less than 3% of the number of
ordinary shares in the company in issue as at the date
of this approval; and an announcement containing
details of such acquisitions will be published in respect
of each subsequent acquisition by either the company,
or by the subsidiaries collectively, as the case may be,
of ordinary shares issued by the company, constituting,
on a cumulative basis, not less than 3% of the number
of ordinary shares in the company in issue as at the
date of this approval;
the company, and its subsidiaries collectively, shall not
in any financial year be entitled to acquire ordinary
shares issued by the company constituting, on a
cumulative basis, more than 20% of the number of
ordinary shares in the company in issue as at the date
of this approval;
shares issued by the company may not be acquired at
a price greater than 10% above the weighted average
market price of the company’s shares for the five
business days immediately preceding the date of the
relevant acquisition.”
The reason for this special resolution is to grant the
directors of the company a general authority for the
acquisition of the company’s ordinary shares by the
company, or by a subsidiary of the company.
The effect of this special resolution will be to authorise the directors of the company to procure that the company or
any of its subsidiaries may purchase ordinary shares issued
by the company on the JSE or any other stock exchange on
which the company’s shares are or may be listed.
The directors, after considering the effect of a repurchase, up to the maximum limit, of the company’s issued ordinary

shares, are of the opinion that if such repurchases were
implemented:
the company and the group would be able in the ordinary
course of business to pay its debts for a period of
12 months after the date of the notice issued in respect
of the annual general meeting;
the assets of the company and the group would be in
excess of the liabilities of the company and the group for
a period of 12 months after the date of the notice issued
in respect of the annual general meeting. For this
purpose, the assets and liabilities would be recognised
and measured in accordance with the accounting
policies used in the latest audited group annual financial
statements;
the ordinary capital and reserves of the company and the
group would be adequate for a period of 12 months after
the date of the notice issued in respect of the annual
general meeting; and
the working capital of the company and the group would
be adequate for a period of 12 months after the date of
the notice issued in respect of the annual general
meeting.
At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate.
The company will ensure that its sponsor provides the
necessary sponsor letter on the adequacy of the working
capital in terms of section 2.12 of the JSE Listings
Requirements prior to the commencement of any purchases
of the company’s shares on the open market.
In terms of section 11.23 of the JSE Listings Requirements,
the following information is disclosed in the Annual Report
2006:
Page
Directors and management
20
Major shareholders
134 and 326
Material change
144
Directors’ interest in shares
146
Share capital of the company
134
Responsibility statement
147
Litigation                                                                     143
Notice of annual general meeting cont.
Page 5_AngloGold Ashanti_Notice of meeting 2006

AngloGold Ashanti_Notice of meeting 2006_Page 6
Voting instructions
A shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend, speak
and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company. A form of proxy/CDI voting
instruction form, accompanies this notice.
Duly completed proxy forms must be received by the share
registrars by no later than 11:00 (South African time) on
Monday, 30 April, 2007. Duly completed CDI voting instruction forms must be received by the share registrars in Perth,
Australia, by 11:00 (Perth time) on Friday, 27 April 2007.
The attention of shareholders is directed to the additional
notes contained in the form of proxy and the CDI voting
instruction form, relating to the completion and timeous
submission of such forms.
In accordance with the AngloGold Ashanti Ghanaian Depositary
Shares (GhDSs) Agreement dated 26 April 2004, the Depositary will mail an appropriate notice, together with a voting instruction form, to holders of GhDSs (Holders). Holders may direct the
Depositary via the voting instruction forms to vote on their behalf in the manner such Holders may direct.
Shareholders on the South African register who have
dematerialised their shares in the company (other than those shareholders whose shareholding is recorded in their own
name in the sub-register maintained by their CSDP) and who
wish to attend the annual general meeting in person, will need to request their CSDP or broker to provide them with the
necessary authority in terms of the custody agreement
entered into between them and the CSDP or broker.
Such shareholders may also use the electronic online proxy
voting facility for purposes of instructing their CSDP or broker as to how they wish to vote. In order for shareholders to use their online proxy voting facility, which is free of charge, it is necessary to register for the service via the following website.
Registration is also free of charge. A demonstration of the
electronic online proxy voting process may also be viewed on
http://www.investorportal.co.za (click on the AngloGold
Ashanti icon).
By order of the board
Ms Y Z Simelane
Managing Secretary
Johannesburg
26 March 2007
Registered and corporate office
11 Diagonal Street
Johannesburg
2001
South Africa

Page 7_AngloGold Ashanti_Notice of meeting 2006
Important notes about the annual general meeting (AGM)
Date
Friday, 4 May 2007.
Venue
The Country Club Johannesburg, Napier Road, Auckland
Park, Johannesburg, South Africa.
Timing
The AGM will start promptly at 11:00 (South African time).
Refreshments
Refreshments will be served after the meeting.
Travel information
The accompanying map indicates the location of The Country
Club Johannesburg.
Admission
Shareholders and others attending the AGM are asked to
register at the registration desk at the venue. Shareholders and proxies may be required to provide proof of identity.
Security
Secured parking is provided at the venue. Mobile telephones
should be switched off during the AGM.
Enquiries and questions
Shareholders who intend to ask a question related to the
business of the AGM or on related matters are asked to
furnish their name, address and question(s) at the registration desk. Personnel will be available to provide any advice and
assistance required.
Queries about the AGM
If you have any queries about the AGM, please telephone any
of the contact names listed on the inside back cover of the
accompanying Annual Financial Statements 2006.
www.anglogoldashanti.com
Notice of annual general meeting cont.

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration No. 1944/017354/06)
ISIN: ZAE000043485 JSE Share code: ANG
("AngloGold Ashanti" or "the company")
FORM OF PROXY
This form of proxy is only to be completed by those AngloGold Ashanti shareholders who hold ordinary shares in certificated form or recorded in sub-registered electronic form in “own name”. Other AngloGold Ashanti shareholders who hold dematerialised ordinary shares are required to refer to paragraph 2 of the “Notes” for further instructions.
I/We
(Name in BLOCK LETTERS)
of
(Address in BLOCK LETTERS)
being a shareholder(s) of the company, holding                                      ordinary shares in AngloGold Ashanti Limited, do hereby appoint:
1. or failing him/her,
2. or, failing him/her,
3. the chairman of the annual general meeting,
as my/our proxy to attend, speak and, on a poll, vote on my/our behalf at the annual general meeting of shareholders to be held at The Country
Club Johannesburg, Napier Road, Auckland Park, Johannesburg, on Friday, 4 May 2007, at 11:00 (South African time) and at any adjournment thereof, and to vote or abstain from voting as follows on the ordinary and special resolutions to be proposed at such meeting:
Please indicate with an "X" in the appropriate spaces how votes are to be cast
For Against Abstain
Ordinary business
1.   Ordinary Resolution No. 1
Adoption of financial statements
2.
Ordinary Resolution No. 2
Re-election of director Mr FB Arisman
3.
Ordinary Resolution No. 3
Re-election of director Mr RE Bannerman
4.
Ordinary Resolution No. 4
Re-election of director Mr WA Nairn
5.
Ordinary Resolution No. 5
Re-election of director Mr SR Thompson
6.
Ordinary Resolution No. 6
Election of director Mr JH Mensah
7.
Ordinary Resolution No. 7
Election of director Prof WL Nkuhlu
8.
Ordinary Resolution No. 8
Election of director Mr SM Pityana
9.
Ordinary Resolution No. 9
Placement of unissued shares under the control of the directors
10. Ordinary Resolution No. 10
Authority to issue the company’s shares for cash
11. Ordinary Resolution No. 11
Increase in directors’ remuneration
12. Special Resolution No. 1
Authority to acquire the company’s own shares
A shareholder entitled to attend and vote at the abovementioned meeting may appoint a proxy or proxies to attend, speak and, on a poll, vote in his/her stead. A proxy need not be a shareholder of the company.
Every person present and entitled to vote at the annual general meeting as a shareholder or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, every share shall have one vote.
Signed at on 2007
Name in BLOCK LETTERS Signature
(Initials and surname of joint holders, if any)
Please read the notes on the reverse side hereof
This form of proxy is not for use by holders of American Depositary Shares, CHESS Depositary Interests or Ghanaian Depositary Shares

Form of proxy cont.
Notes
1.
A form of proxy is only to be completed by those ordinary
shareholders who are:
1.1
holding ordinary shares in certificated form; or
1.2
recorded in sub-registered dematerialised electronic
form in “own name”.
2.
Shareholders who have dematerialised their shares (other
than those whose shareholding is recorded in their own
name in the sub-register maintained by their CSDP) who
wish to attend the annual general meeting in person, will
need to request their CSDP to provide them with the
necessary authority in terms of the custody agreement
entered into between the dematerialised shareholder and
the CSDP.
3.
A signatory to this form of proxy may insert the name of a
proxy or the name of an alternative proxy of the
signatory's choice in the blank spaces provided with or
without deleting "the chairman of the annual general
meeting", but any such deletion must be signed in full by
the signatory. Any insertion or deletion not complying with
the aforegoing will be deemed not to have been validly
effected. The person present at the annual general
meeting whose name appears first on the list of names
overleaf, shall be the validly appointed proxy for the
shareholder at the annual general meeting.
4.
A shareholder's instructions to the proxy must be indicated
in the appropriate spaces provided. A shareholder or the
proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, or to cast all those votes in the same way, but the total of votes cast, and in respect
whereof abstention is directed, may not exceed the total of
the votes exercisable by the shareholder or the proxy.
Failure to comply with the above or to provide voting
instructions or the giving of contradictory instructions will be deemed to authorise the proxy to vote or abstain from
voting at the annual general meeting as he/she deems fit in
respect of all the shareholder’s votes exercisable at the
annual general meeting.
5.
Any alteration or correction made to this form of proxy
must be signed in full and not initialled by the signatory.
6.
Documentary evidence establishing the authority of a
person signing this form of proxy in a representative
capacity must be attached to this form of proxy unless
previously recorded by the share registrars in South Africa, the United Kingdom, Australia or Ghana.
7.
When there are joint holders of shares, any one holder
may sign the form of proxy.
8.
The completion and lodging of this form of proxy will not
preclude the shareholder who grants the proxy from
attending the annual general meeting and speaking and
voting in person thereat to the exclusion of any proxy
appointed in terms hereof should such shareholder wish
to do so.
9.
The chairman of the annual general meeting may reject or
accept any form of proxy which is completed and/or
received otherwise than in accordance with these notes,
provided that he is satisfied as to the manner in which the
shareholder concerned wishes to vote.
10. Completed forms of proxy should be returned to one of
the undermentioned addresses by no later than 11:00
(South African time) on Monday, 30 April 2007:
Computershare Investor Services 2004 (Proprietary)
Limited
Ground Floor, 70 Marshall Street, Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Computershare Investor Services PLC
PO Box 82, The Pavilions, Bridgwater Road
Bristol BS99 7NH, England, United Kingdom
Computershare Investor Services Pty Limited
Level 2, 45 St George’s Terrace, Perth, WA 6000
(GPO Box D182, Perth, WA 6840)
Australia
NTHC Limited
Martco House, Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport, Accra
Ghana

ANGLOGOLD ASHANTI LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1944/017354/06)
ISIN: ZAE000043485 JSE share code: ANG
ASX share code: AGG
("AngloGold Ashanti" or "the company")
CDI VOTING INSTRUCTION FORM
FOR COMPLETION BY AUSTRALIAN HOLDERS OF CHESS DEPOSITARY INTERESTS ("CDIs")
Holders of CHESS Depositary Interests (CDIs) should use this form to direct CHESS Depositary Nominees Pty Limited how to vote on the resolutions as detailed below. The CDI Voting Instruction Form gives your voting instructions to CHESS Depositary Nominees Pty Limited to enable them to vote the underlying ordinary shares on your behalf. Please Note: Every 5 CDIs carries the right to one vote.
I/We
being a holder of CDIs of the company direct CHESS Depositary Nominees Pty Limited to vote for me in respect of all the CDIs held in my/our name at the annual general meeting of the company to be held at The Country Club Johannesburg, Napier Road, Auckland Park,
Johannesburg, South Africa, on Friday, 4 May 2007 at 11:00 (South African time) and at any adjournment thereof. I direct CHESS Depositary
Nominees Pty Limited to vote as follows:
VOTING INSTRUCTION:
Please indicate with an "X" in the appropriate spaces how votes are to be cast
For Against Abstain
Ordinary business
1.   Ordinary Resolution No. 1
Adoption of financial statements
2.
Ordinary Resolution No. 2
Re-election of director Mr FB Arisman
3.
Ordinary Resolution No. 3
Re-election of director Mr RE Bannerman
4.
Ordinary Resolution No. 4
Re-election of director Mr WA Nairn
5.
Ordinary Resolution No. 5
Re-election of director Mr SR Thompson
6.
Ordinary Resolution No. 6
Election of director Mr JH Mensah
7.
Ordinary Resolution No. 7
Election of director Prof WL Nkuhlu
8.
Ordinary Resolution No. 8
Election of director Mr SM Pityana
9.
Ordinary Resolution No. 9
Placement of unissued shares under the control of the directors
10. Ordinary Resolution No. 10
Authority to issue the company’s shares for cash
11. Ordinary Resolution No. 11
Increase in directors’ remuneration
12. Special Resolution No. 1
Authority to acquire the company’s own shares
Notes:
1.
All the votes need not be exercised, neither need all votes be cast in the same way, but the total of the votes cast and in respect of which abstention is directed may not exceed the total of the votes exercisable.
2. Any alteration or correction made to this Voting Instruction Form must be signed in full and not initialled by the signatory.
3. When there are joint holders of CDIs, any one holder may sign the Voting Instruction Form.
4.
Documentary evidence establishing the authority of a person signing the Voting Instruction Form in the capacity as Power of Attorney must be attached, unless previously recorded by the share registrars.
5.
Signature of the Voting Instruction Form on behalf of a company must be in accordance with that company's constitution and the signatory must state his/her office in the company concerned.
6.
Completed CDI Voting Instruction Forms should be returned to Computershare Investor Services Pty Limited, Level 2, 45 St George's
Terrace, Perth WA 6000 or GPO Box D182, Perth WA 6840 by no later than 11:00 (Perth, Australia time) on Friday, 27 April 2007.
Signed at on 2007
Name in BLOCK LETTERS Signature
(Initials and surname of joint holders, if any)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: March 29, 2007
By: /s/ L Eatwell
Name:  Lynda Eatwell
Title:    Company Secretary